ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

April 27, 2004

04024849

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

RECEIVED
2004 MAY -4 A 11:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
MAY 05 2004
THOMSON FINANCIAL

TED BRINDAL
Company Secretary

5/5

Lodgement with Australian Stock Exchange:
27 April 2004 – (ASX Announcement & Media Release – China Update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

27 April 2004

ASX ANNOUNCEMENT AND MEDIA RELEASE

FAR SPUDS APPRAISAL WELL BLOCK 22/12 OFFSHORE CHINA

First Australian Resources Ltd advises that on 25 April 2004 the Nanhai IV jack-up rig started the Wei 12-8-3 appraisal well in approximately 33 metres of water, 800 metres north of the Wei-12-8-2 discovery well.

The well is expected to take up to 14 days to drill, core, log and evaluate, including the concurrent acquisition of a 3D VSP seismic survey, to a planned total depth of approximately 1,311 metres. The well has been designed as a throw-away well and will be plugged and abandoned regardless of the results.

The Wei 12-8 East field is estimated to have the potential to contain recoverable reserves of between 20 million barrels of oil (ROC estimate) and 27 million barrels of oil (HZN estimate), subject to successful appraisal drilling.

The primary objective of the Wei 12-8-3 well is to confirm structural configuration of the reservoir and to accurately determine oil properties, particularly viscosity, in order to optimise well planning for a potential field development.

The 12-8 East (12-8-2) field was discovered by CNOOC in 1994. The well encountered an 8 metre oil column in the Miocene Jiaowei sands at a depth of 930 m. A production test flowed 2,355 barrels of 21 degree API oil per day. Reservoir quality is excellent, with permeability in excess of one Darcy. The structure is a simple four-way dip closure with reservoir draped over a basement high.

Forward Program

Subject to the results of the Wei 12-8-3 well, the Block 22/12 Joint venture has made provision to drill a third well, Wei 12-3-4 (See Attached Map).

The joint venture comprises:-

Horizon Oil Limited (HZN)	30%
Roc Oil (China) Company (ROC)	40% (Operator)
Petsec Petroleum Incorporated (PSA)	25%
Oil Australia Pty Limited (FAR)	5%

In the event of a commercial development within Block 22/12, the interests held by the current joint venturers may reduce on a pro-rata basis by up to 51% assuming that the China Offshore Oil Corporation ("CNOOC") exercises its right to participate up to a 51% equity level in the development.

In keeping with an understanding reached with the co-venturers and given the short drilling times, FAR intends to advise shareholders of spud details of each well, the results at total depth and other significant events, as soon as they are released by the Operator.

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: admin@farnl.com.au
Or visit FAR's website: www.farnl.com.au

BEIBU GULF CHINA
PROSPECTS AND LEADS



N
Beibu
Gulf
Oil and Gas Pipeline
12-1 Fields
CNOOC
6-12-1
Oil Discovery
March 02
6-12
12-2
Proposed
Wei 12-7-1
April 04
Proposed
Wei 12-8-3
April 04
12-3
12-8 East
12-8 West
Discoveries / Fields
Prospects / Leads
0
5km
CHINA
VIETNAM
HAINAN
ISLAND